A sustainable, household goods company that sells compostable, plant-based products



holdonbags.com   Santa Monica, CA

Highlights

1. $3MM revenue run rate with only a year in market

2. Winner of Fast Company's 2023 Innovation by Design Awards in the Materials category

3. Backed by industry leaders and proven operators from Hippeas, Reel, TJX, Apple, & Adidas

4. 95% 4 and 5-star reviews with over 40,000 happy customers

5. Industry leading 60%+ gross margins with further improvements coming this year

6. Launched in Amazon in Jan 2023 and reached a $1MM+ run rate in the first 3 months

7. Launched at Target with fantastic early results and expanding into Kroger doors in October 2023

8. Featured in Forbes, Vice, Buzzfeed, CNN Underscored, Domino, Real Simple, R29, Variety & The Skimm

Our Team



Sheeva Sairafi President

Sheeva is an executive leader with an entrepreneurial spirit, spending the last decade at dynamic, high-growth, mission-driven companies at various stages. She has robust experience in strategy, P&L management, ops, e-comm, marketing & sales.



Livio Bisterzo Founder

A lifelong entrepreneur, Livio founded Green Park with a mission to create, operate, and accelerate disruptor CPG brands where doing good business means doing more good by consumers and for the planet—includes HIPPEAS, Reel, Mavericks & BETR Remedies.



Andrew Sylvester VP of Finance

Investor and advisor in consumer goods



Jenny Konopinski Director of Marketing

Jenny is a marketing leader with over a decade of experience in building mission-driven brands, specializing in data-driven marketing strategies that connect with consumers to drive awareness, engagement and retention.



Esther Hong Director of Operations

Esther is a seasoned professional in Supply Chain Management & Operations, and has worked with remarkable brands and companies such as Samsung, Toms, and Alleyoop.

Join our mission to leave the world cleaner than we found it.

THERE HAS TO BE A BETTER WAY

Plastic—It's Everywhere

Some of it we need. Lots of it we don't. And according to most experts, single-use plastic is the worst kind of plastic at every stage: production, disposal, and decomposition.

These traditional single-use plastic bags pile up in landfills, clog waterways, and entangle wildlife.

And they take centuries to decompose. If thrown away today, these single-use plastic bags will still be emitting harmful toxins into our environment when our great, great, great, great, great-grandchildren are born.

great, great, great, great, great-grandchildren are born.



In The Current Aisle, Shoppers Don't Have A Better Option

Household bags are a commoditized category lacking innovation & freshness that is ripe for disruption with no differentiation, no loyalty, no joy, and most importantly—*no sustainable options.*



Sustainable Trash Bags Are A $10 Billion Opportunity

Traditional single-use plastic incumbents have no competition. Across other Consumer Packaged Goods, sustainable brands are *growing 5x faster* than their conventional competitors.



White Space For A Premium Sustainable Brand

Traditional plastic incumbents provide little to no investment in sustainable alternatives. Other sustainable brands offer alternatives to single-use plastics but miss the mark on the durability and strength that the modern consumer expects.

HoldOn is primed to fill the white space for a premium brand that delivers on both sustainability and durability.

SUSTAINABLE WITHOUT SACRIFICE

HoldOn Was Born From The Idea That There Has To Be A Greener Way To Go About Our Daily Chores

Trash bags, storage bags, and kitchen bags are irreplaceable staples in our daily lives. So we created plant-based, nontoxic, 100% compostable bags—so you never have to sacrifice convenience to care for the planet.



HoldOn Bags Launched In May 2022

We focused our efforts on trash and kitchen bags that are just strong and durable as traditional single-use plastic bags, but made with plant-based renewables that break down in weeks, not centuries—so you never have to sacrifice convenience to care for the earth.



Designed With Convenience In Mind

HoldOn Bags are super strong, plant-based, and 100% home compostable trash and zip seal bags to help reduce the use of single use plastic bags in our daily lives.

We provide durable products to make it simple and easy for people to make sustainable choices – because we know that lots of people making small changes is how we can make BIG impact.

KEY PRODUCT DIFFERENTIATORS

   

HEAVY DUTY   **PLANT-BASED**   **NON TOXIC**   **HOME COMPOSTABLE**

DUTY	BASED	TOXIC	COMPOSTABLE
For consumers, **strength & durability** are non-negotiable.	Our product is made from plants & compostable materials.	HoldOn bags are safe for the planet and safe for your family.	Bags decompose without emitting harmful toxins like methane.
HoldOn bags were built with a **strength that matches incumbents.**	HoldOn bags use **68% less fossil fuels** in production vs. legacy brands	**Made with nontoxic materials,** free of BPA, phthalates, and microplastics.	Bags can be put in your home compost, **90% decompose within 6 months.**

An Award-Winning Brand

HoldOn Bags was recently awarded *Fast Company's 2023 Innovation By Design Awards* in the Materials Category—this award recognizes brands that work to design a better world and push the boundaries of material innovation.



Direct-To-Consumer Success Demonstrates A Clear Market Fit

During launch week in May 2022—we sold out of initial inventory in less than 72 hours! And just a little over a year later, we've surpassed **over $3.1MM in sales** and are approaching a **$3MM run rate.**

We continue to see consistent conversion rates above 5% and have achieved a 36%+ repeat rate that demonstrates early consumer loyalty.





Early Success On Amazon Highlights The Size Of Opportunity

Launched in January 2023—HoldOn quickly established itself as the sustainable leader in the trash and kitchen bag category. After selling out of initial inventory in the first week, we scaled to $100K in sales within the first three months.

With strong month over month growth, we are forecasting over $1MM in Y1 and continue to see 3x+ ROAS.



Retail Launch In Q2 2023

Following our DTC proof of concept, HoldOn Bags launched at Target, in store and online, in April 2023 to prove our our retail playbook.

We introduced 2 of our best selling products at Target—our 13 gallon large trash bags and 4 gallon small space trash bags. We supported our launch with Earth Month activations and are participating in the Target Zero corporate sustainability initiative.

This channel is expected to be a $300K opportunity in Y1 and building to $2MM+ in Y2 with expanded footprint and additional skus.





Bringing Excitement To A Stale Category

People LOVE our product because it doesn't require them to make any changes to their habits – just a super easy switch to a more sustainable option that can make a big impact on our environment.

With over 40K happy customers and 95% 4 and 5 star reviews, HoldOn bags outperform other sustainable brands while driving higher engagement than other plastic incumbents.





Raising Seed Capital To Expand Into Retail

After a wildly successful launch in our Direct-To-Consumer channel in 2022, we have successfully expanded into marketplace and retail channels starting in Q1 of this year. Our next stage of growth will be fueled by the success of our launch into Amazon and Target, as we look to expand our retail sales channels into Grocery and Club Markets starting in Q4 2023 with Kroger.



Note: future milestones cannot be guaranteed.

Use Of Seed Funds

Our investment allocation will be focused into three areas including retail expansion, team building, as well as sales growth and working capital.

Our retail expansion includes a complete design of dedicated retail packaging, purchase pipeline inventory, and support marketing for additional retail tests.

To support our growth, we will also continue to invest in building out the HoldOn team including an operations leader, additional marketing support, and expanding resources in financial planning and management.

Lastly, our funds will also fuel sales growth and working capital to accelerate inventory purchasing cycle, invest efficiently in customer acquisition and turn 40%+ of customers into subscribers



INVESTMENT ALLOCATION

RAISING $2.5MM TO ACHIEVE $5.0MM RUN-RATE REVENUES

Sales Growth & Working Capital, $1,000K

Retail Expansion, $750K

Team Building, $750K

Note: only a portion of our $2.5M raise is being done via this Community Round. Future revenue projections are not guarantee

Financial Model

Our primary focus will continue to be on bundles and sets, which push our AOV to *NEARLY $50* and allows us to reach a $5MM run-rate sales in first full year in market.

As a community-driven brand, we will continue to invest in affiliate sales, micro-influencers and strategic partnerships to extend our reach, activate individuals at a community level, and to build brand awareness as well as loyalty.

Lastly, we believe our strategic mix of direct subscription sales, expansion of product assortment and retail launches will drive revenue growth 2023-2025.

PRESS & AWARDS

Press Features & Reviews

VARIETY

"HoldOn makes our favorite line of compostable kitchen bags, compost bags, and storage bags."

BuzzFeed

"I was nervous these would deteriorate, but they work great. The color is cute and the ties work well!"

VICE

""Hold On's heavy duty, plant-based bags are so good that they'll enhance anyone's experience with daily chores."



Fast Company's 2023 Innovation By Design Awards | Materials Category

The Materials category of Fast Company's Innovation by Design Awards honors projects that push the boundaries of material innovation. This year's winner, HoldOn Bag's compostable trash and kitchen bags, are plant-based trash and storage bags that will compost within weeks, rather than centuries.



FAST COMPANY

The best material innovations of 2023

See the full list of honorees of Fast Company's 2023 Innovation by Design Awards in the Materials category.